Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

December 6, 2016 and the Prospectus dated July 2, 2015

Registration Nos. 333-205457 and 333-205457-01

CBL & ASSOCIATES LIMITED PARTNERSHIP

Limited Guarantee Provided by CBL & Associates Properties, Inc.

$400,000,000 5.950% Senior Notes Due 2026

Issuer:	CBL & Associates Limited Partnership

Limited Guarantor:	CBL & Associates Properties, Inc.

Expected Ratings:	Baa3 by Moody’s Investors Service, Inc., BBB- by Standard & Poor’s Ratings Services and BBB- by Fitch Ratings, Inc.(1)

Form of Offering:	SEC Registered (Registration Nos. 333-205457 and 333-205457-01)

Aggregate Principal Amount:	$400,000,000

Trade Date:	December 6, 2016

Settlement Date:	December 13, 2016 (T+5)

Final Maturity Date:	December 15, 2026

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2017

Coupon:	5.950% per year

Public Offering Price:	98.565%, plus accrued and unpaid interest, if any

Benchmark Treasury:	2.00% due November 15, 2026

Benchmark Treasury Price / Yield:	96-17 / 2.394%

Spread to Benchmark Treasury:	T+375 bps

Yield to Maturity:	6.144%

Optional Redemption:

At any time prior to September 15, 2026 (i.e., three months prior to the stated maturity date of the notes), make-whole call based on the Treasury Rate plus 50 basis points; if redeemed on or after September 15, 2026 (i.e., three months prior to the stated maturity date of the notes), at 100% of the aggregate principal amount of the notes to be redeemed; plus, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to, but not including, such redemption date.

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Jefferies LLC U.S. Bancorp Investments, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Stifel, Nicolaus & Company, Incorporated

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC FTN Financial Securities Corp. Regions Securities LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

CUSIP / ISIN:	12505J AD5 / US12505JAD54

Denominations:	$2,000 x $1,000

CBL & Associates Properties, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that CBL & Associates Properties, Inc. and the issuer have filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about CBL & Associates Properties, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, CBL & Associates Properties, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Wells Fargo Securities, LLC, toll free at 1-800-645-3751; J.P. Morgan Securities LLC, collect at 212-834-4533; Jefferies LLC, toll-free at 877-547-6340; or U.S. Bancorp Investments, Inc., toll free at 877-558-2607.

(1) A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.